INLET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67301

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INLET SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 North Causeway, Suite D
(No. and Street)

New Smyrna Beach (City) Fl (State) 32169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jessica Gilday 386 426-2440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith, P.A.
(Name – *if individual, state last, first, middle name*)

5401 S. Kirkman Road, Suite 620 (Address) Orlando (City) Florida (State) 32819 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jessica Gilday, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INLET SECURITIES, LLC, as of September 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jessica Gilday
Signature

Managing Member
Title

THOMAS A WALSH
Notary Public - State of Florida
Commission # GG 965547
My Comm. Expires Mar 4, 2024
Bonded through National Notary Assn.

Notary Public 11/19/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members of
Inlet Securities, LLC
New Smyrna Beach, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Inlet Securities, LLC (the "Company") as of September 30, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Inlet Securities, LLC's auditor since 2019.
Orlando, Florida
November 24, 2020

5401 South Kirkman Road, Suite 620, Orlando, Florida 32819, (407) 895-3383
A Registered Public Accounting Firm

INLET SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2020

ASSETS

Cash	$ 115,238
Receivable from broker/dealers	40,604
Office furniture and equipment (net of $30,557 accumulated depreciation)	352
Other assets	721
TOTAL ASSETS	**$ 156,915**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 17,058
Notes payable	29,100
TOTAL LIABILITIES	**$ 46,158**
MEMBERS' CAPITAL	**$ 110,757**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 156,915**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Inlet Securities, LLC (the "Company") was organized in the state of Florida in August, 2005. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition - The Company has adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. Revenue from contracts with customers is recognized when: (i) a contract has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transactions price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the performance obligation.

Brokerage commissions and concessions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Office Furniture and Equipment - Depreciation is provided using the straight-line method over a five year period.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions, and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

INLET SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - continued

In addition, all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events – Management has evaluated events occurring subsequent to the balance sheet dated November 24, 2020 (the financial statement issuance date), determining no events require additional disclosure in the financial statements.

NOTE 2 - INCOME TAXES

As a limited liability company, the Company has elected to file as an S-Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

Management is not aware of any uncertain tax positions. The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2016.

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK

The Company's customers may sell securities that they do not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. However, since the Company enters into these transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk associated with them, with the exception of risk to the Company should its customers fail to honor their obligations related to the foregoing transactions, as mentioned below.

NOTE 3 - CLEARING AGREEMENT AND OFF-BALANCE-SHEET RISK - continued

In order to facilitate the above transactions, as well as other securities transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer.

As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss.

The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

According to the terms of the aforementioned agreement, the Company is required to maintain a $20,000 deposit with Clearing Broker/dealer. This amount is included in receivable from broker/dealers on the statement of financial condition. Monthly minimum and termination charges are included therein. The Company is also prohibited from entering into an agreement with another broker/dealer to perform similar services without prior written approval from the Clearing Broker/dealer.

NOTE 4 – NOTES PAYABLE

On May 11, 2020, the Company received a $29,100 loan under the Paycheck Protection Program ("PPP"). Certain amounts of this loan may be forgivable based on the terms of the PPP. Based on current projections the Company estimates that substantially all of the loan will be forgivable under the provisions of the PPP. The remaining balance will convert to a two-year loan at 1% and mature in May 2022. Payments of principal and interest can be extended to ten months from the date the Small Business Administration ("SBA") remits the loan forgiveness amount.

INLET SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2020

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2020, the Company's net capital and required net capital were $138,784 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 12%.

NOTE 6 - OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests. Additional information is included therein.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company occupies office space leased by one of its members. The Company reimbursed the member approximately $11,000 in rental expense.